UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 3, 2022

________________

NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Trading in Novo Nordisk shares by board members, executives and associated persons

Bagsværd, Denmark, 3 May 2022 — This document discloses the data of the transaction(s) made in Novo Nordisk shares by the company’s board members, executives and their associated persons in accordance with Article 19 of Regulation No. 596/2014 on market abuse.

The company’s board members, executives and their associated persons have given Novo Nordisk power of attorney on their behalf to publish trading in Novo Nordisk shares by the company’s board members, executives and their associated persons.

Please find below a statement of such trading in shares issued by Novo Nordisk.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Doug Langa
2	Reason for the notification
a)	Position/status	Executive Vice President, North America Operations
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares

	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		DKK 808,10	200 Shares
		DKK 808,10	204 Shares
		DKK 807,90	29 Shares
		DKK 807,70	110 Shares
		DKK 807,90	2 Shares
		DKK 807,90	24 Shares
		DKK 807,90	95 Shares
		DKK 807,90	85 Shares
		DKK 807,90	70 Shares
		DKK 807,60	170 Shares
		DKK 807,50	179 Shares
		DKK 807,05	200 Shares
		DKK 807,10	185 Shares
		DKK 807,05	185 Shares
		DKK 807,10	93 Shares
		DKK 807,40	62 Shares
		DKK 807,40	27 Shares
		DKK 807,50	15 Shares
		DKK 807,50	15 Shares
		DKK 807,50	14 Shares
		DKK 807,50	169 Shares
		DKK 807,60	217 Shares
		DKK 807,60	115 Shares
		DKK 807,50	23 Shares
		DKK 807,80	494 Shares
		DKK 807,80	27 Shares
		DKK 807,70	495 Shares

DKK 807,80	4913 Shares
DKK 807,60	38 Shares
DKK 807,50	54 Shares
DKK 807,60	8 Shares
DKK 807,60	5 Shares
DKK 807,60	85 Shares
DKK 807,50	125 Shares
DKK 807,45	230 Shares
DKK 807,60	44 Shares
DKK 807,60	22 Shares
DKK 807,60	104 Shares
DKK 807,55	870 Shares
DKK 807,70	69 Shares
DKK 807,70	46 Shares
DKK 808,00	38 Shares
DKK 808,00	20 Shares
DKK 808,00	44 Shares
DKK 808,00	87 Shares
DKK 808,30	10 Shares
DKK 808,30	17 Shares
DKK 808,30	10 Shares
DKK 808,30	8 Shares
DKK 808,30	62 Shares
DKK 808,30	13 Shares
DKK 808,40	27 Shares
DKK 808,40	62 Shares
DKK 808,50	27 Shares
DKK 808,50	62 Shares
DKK 808,60	24 Shares
DKK 808,60	3 Shares

		DKK 808,60	12 Shares
		DKK 808,60	62 Shares
		DKK 808,60	12 Shares
		DKK 808,70	27 Shares
		DKK 808,70	62 Shares
		DKK 808,90	27 Shares
		DKK 808,90	62 Shares
		DKK 808,90	27 Shares
		DKK 808,90	43 Shares
		DKK 808,90	19 Shares
		DKK 808,70	1 Shares
		DKK 808,60	15 Shares

d)	Aggregated information
	• Aggregated volume	11,000 shares
	• Price	DKK 807.76
e)	Date of the transaction	2022-04-29
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Henrik Ehlers Wulff
2	Reason for the notification
a)	Position/status	Executive Vice President,
Product Supply, Quality and IT
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)

a)	Description of the financial instrument,	Shares
type of instrument,
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 815.00	6,346 shares

d)	Aggregated information
	• Aggregated volume	6,346 shares
	• Price	DKK 815.00
e)	Date of the transaction	2022-05-02
f)	Place of the transaction	Nasdaq Copenhagen

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name of the Board member/Executive/Associated Person	Henrik Ehlers Wulff
2	Reason for the notification
a)	Position/status	Executive Vice President, Product Supply, Quality and IT
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer
a)	Name	Novo Nordisk A/S
b)	LEI	549300DAQ1CVT6CXN342
4	Details of the transaction(s)
a)	Description of the financial instrument, type of instrument,	Shares
	Identification code	Novo Nordisk B DK0060534915
b)	Nature of the transaction	Sale of shares

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		DKK 814.00	10,954 shares

d)	Aggregated information
	• Aggregated volume	10,954 shares
	• Price	DKK 814.00
e)	Date of the transaction	2022-05-03
f)	Place of the transaction	Nasdaq Copenhagen

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 49,300 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, and YouTube.

Further information

Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Natalia Salomao Abrahao (US)	+1 848 304 1027	niaa@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 39 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 3, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer